UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of report: July 2, 2018

Commission file number 1-12874

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

Item 1 - Information Contained in this Report on Form 6-K

On July 2, 2018, Brookfield TK TOGP L.P. (“Brookfield TOGP”), an affiliate of public company Brookfield Business Partners L.P. (“Brookfield”), exercised its option to purchase from Teekay Holdings Limited, a wholly-owned subsidiary of Teekay Corporation, an additional 2% membership interest in Teekay Offshore GP L.L.C., the general partner of Teekay Offshore Partners L.P. (the “General Partner”), in exchange for 1,000,000 warrants to purchase common units of Teekay Offshore Partners L.P. As a result of the option exercise, Brookfield TOGP and Teekay Holdings Limited own 51% and 49% of the membership interests in the General Partner, respectively, and Brookfield is able to appoint a majority of the members of the board of directors of the General Partner.

In connection with the option exercise, Brookfield TOGP and Teekay Holdings Limited entered into an Amendment No. 1 (the “LLC Agreement Amendment”) to the Second Amended and Restated Limited Liability Company Agreement of the General Partner to reflect the option exercise and their resulting ownership percentages. Please refer to the full text of the LLC Agreement Amendment, a copy of which is filed as Exhibit 4.1, and incorporated by reference herein, for more detailed information regarding the LLC Agreement Amendment.

Item 6 - Exhibits

The following exhibit is filed as part of this Report:

Exhibit Number	Description

4.1	Amendment No. 1 to Second Amended and Restated Limited Liability Company Agreement, dated as of July 2, 2018, of Teekay Offshore GP L.L.C., by and among Teekay Holdings Limited and Brookfield TK TOGP L.P.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010;

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-212787) FILED WITH THE SEC ON JULY 29, 2016, AS AMENDED;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213213) FILED WITH THE SEC ON AUGUST 19, 2016; AND

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-221806) FILED WITH THE SEC ON NOVEMBER 29, 2017, AS AMENDED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: July 10, 2018	By:	/s/ Kenneth Hvid
Name: Kenneth Hvid
Title: President & CEO